UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.

ONE CHASE MANHATTAN PLAZA, 41ST FLOOR

NEW YORK, NY 10005

Assurant 401(k) Plan

Financial Statements

and Supplemental Schedule

December 31, 2012

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Assurant 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan (the “Plan”) at December 31, 2012 and December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP (signed)

New York, New York

June 25, 2013

Assurant 401(k) Plan

Statements of Net Assets Available for Benefits

At December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments, at fair value	$1,031,564,193	$880,485,515

Receivables:
Employer contributions	2,326,276	32,352,705
Employee contributions	1,681,160	1,317,873
Notes receivable from participants	21,535,919	19,753,318
Other receivables	38,900	17,488

Total receivables	25,582,255	53,441,384

Net assets available for benefits	$1,057,146,448	$933,926,899

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Year Ended December 31, 2012
Additions
Investment income:
Interest and dividends	$27,821,690
Net appreciation in fair value of investments	83,350,424
Interest income, participant loans	855,512

112,027,626

Contributions:
Employer (net of forfeitures)	35,865,977
Employee	52,738,717

88,604,694

Other	5,271

Total additions	200,637,591

Deductions
Benefits paid to participants	77,369,740
Loan fees paid by participants	48,175
Other	127

Total deductions	77,418,042

Net increase	123,219,549
Net assets available for benefits:
Beginning of year	933,926,899

End of year	$1,057,146,448

The accompanying notes are an integral part of the financial statements

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of the Plan

The following description of the Assurant 401(k) Plan (“the Plan”) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	General. The Plan, formerly the Fortis, Inc. Employees’ Uniform Profit Sharing Plan, has been in existence since June 21, 1983. Effective January 1, 2001, the Fortis, Inc. Employees’ Uniform Profit Sharing Plan was split into two separate Plans, the Fortis 401(k) Plan A and Fortis 401(k) Plan B. Effective February 4, 2004, the Plans were renamed Assurant 401(k) Plan A and Assurant 401(k) Plan B (“Plan B”) (collectively, “the Plans”). Effective April 30, 2004, the portions of the Plans invested in Assurant, Inc. (the “Plan Sponsor”, the “Company”, or the “Employer”) stock were designated as an Employee Stock Ownership Plan (“ESOP”). The Plan was then amended and restated effective January 1, 2006. On December 31, 2011, the Assurant 401(k) Plan A was merged into the Assurant 401(k) Plan B to form the Assurant 401(k) Plan. Effective January 1, 2012 the Assurant 401(k) Plan adopted a Qualified Automatic Contribution Arrangement (“QACA”) Safe Harbor plan design with an automatic savings and investments program. Employees who were not already enrolled in the Plan or who are contributing less than 3% to the Plan on a pre-tax basis were automatically enrolled at a 3% pre-tax contribution rate. Employees have the option to elect a different contribution rate or to opt out of the automatic contributions. The Plan is a contributory defined contribution retirement plan covering substantially all employees of the Employer and its subsidiaries with participation by the employee on a voluntary basis. The Plan Administrator is the Employer’s Benefit Plans Committee.

Over time, various 401(k) plans have been merged into the Plans due to Company acquisitions. If a participant rolled over a balance under any of these plans the account is now held by the Plan and is generally subject to the Plan’s current rules. However, there are certain situations where the rules of the predecessor plan may apply. (See the Plan Document for details.)

b.	Contributions. Participants direct the investment of all contributions into various investment options offered by the Plan.

i.  Employee Contributions - Employees are eligible to participate in the plan 30 days after beginning employment. Effective January 1, 2012, employees who were not already enrolled in the Plan or who are contributing less than 3% to the Plan on a pre-tax basis were automatically enrolled at a 3% pre-tax contribution rate. Employees have the option to elect a different contribution rate or to opt out of the automatic contributions. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $17,000 for 2012. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $5,500 in 2012. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

ii. Employer Contributions - Employees are immediately eligible for the Employer Matching Contribution after they enter the plan. The Employer Matching Contribution is uniform. The Employer Matching Contribution is based on 100% of employee deferrals up to 6% of eligible pay contributed by the participant on a pre-tax basis. These contributions are contributed on a payroll by payroll basis. To ensure that each eligible employee receives the maximum eligible Company match, the True-up Employer Matching Contribution is made at year end.

c.	Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses.

d.	Vesting. A participant becomes vested in their Company Contribution Account based upon their years of vesting service. The participant will not become vested in the Company Contribution Account until they have two years of vesting service, at which time they will become 100% vested. In addition, a participant becomes 100% vested when they reach normal or early retirement date, when they reach the first anniversary of the date on which they became totally disabled or if they die while employed by the Employer. Any contributions that were made to the plan prior to January 1, 2012 will still maintain a three year vesting schedule.

e.	Participant Loans. Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2012, outstanding participant loans had interest rates ranging from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions. Related loan fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40-$90 loan origination fee and a $25 annual maintenance fee on loans initiated on or after April 1, 2003, which are paid by the loan participants.

f.	Payment of Benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income (loss) accrued thereon, if any.

g.

Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal of the vested account balance is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59 1/2 withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

h.	Forfeitures. Forfeited balances of terminated participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and Employer contributions. For the year ended December 31, 2012, the amount of forfeitures used to reduce Employer contributions was $77,771.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

i.	2013 Subsequent Event. Effective January 31, 2013 the American Funds Growth Fund of America Class R-4 closed and is no longer an investment option and the Touchstone Sands Capital Institutional Growth Fund was added as an investment option.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.

Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, money market funds and the Assurant, Inc. Stock Fund, all of which are valued at their year end net asset value. The net asset value is based on the closing market prices of the securities in the fund’s portfolio.

Notes receivable from participants (participant loans) are stated at their unpaid principal balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Net depreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains and losses from security transactions are recorded on the average cost method.

Benefit payments and transfers are recorded when paid.

3. Recent Accounting Pronouncements

Recent Accounting Pronouncements—Adopted

On January 1, 2012, the Plan adopted the amendments to existing guidance on fair value measurement. This amended guidance changes certain fair value measurement principles and expands required disclosures to include quantitative and qualitative information about unobservable inputs in Level 3 measurements to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. The adoption of these amendments did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

4. Fair Value Measurements

The fair value measurements and disclosures guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Plan has categorized its recurring basis financial assets into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The levels of the fair value hierarchy are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets that the Plan can access.

•

Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset.

•

Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset.

A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain assets within the fair value hierarchy.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table presents the Plan’s fair value hierarchy for those recurring basis assets as of December 31, 2012.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$238,303,172	$238,303,172	$—	$—
Index funds	139,325,294	139,325,294	—	—
Fixed income funds	137,399,582	137,399,582	—	—
U.S. large cap funds	191,698,010	191,698,010	—	—
U.S. small cap fund	86,184,221	86,184,221	—	—
International funds	82,005,508	82,005,508	—	—
Money market fund	139,077,540	139,077,540	—	—
Assurant, Inc. stock fund	17,570,866	—	17,570,866	—

Total financial assets	$1,031,564,193	$1,013,993,327	$17,570,866	$—

The following table presents the Plan’s fair value hierarchy for those recurring basis assets as of December 31, 2011.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$181,568,940	$181,568,940	$—	$—
Index funds	121,196,883	121,196,883	—	—
Fixed income funds	116,617,034	116,617,034	—	—
U.S. large cap funds	163,121,552	163,121,552	—	—
U.S. small cap fund	76,946,328	76,946,328	—	—
International funds	71,510,355	71,510,355	—	—
Money market fund	129,278,271	129,278,271	—	—
Assurant, Inc. stock fund	20,246,152	—	20,246,152	—

Total financial assets	$880,485,515	$860,239,363	$20,246,152	$—

There were no transfers between Level 1 and Level 2 financial assets in 2012 and 2011.

Three different valuation techniques can be used in determining fair value for financial assets: the market, income or cost approaches. The three valuation techniques described in the fair value measurements and disclosures guidance are consistent with generally accepted valuation methodologies. For all the financial assets included in the above hierarchy, the market valuation technique is used. The market approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds and money market funds).

While not all three approaches are applicable to all financial assets, where appropriate, one or more valuation techniques may be used. For all the financial assets included in the above hierarchy, the market valuation technique is used. For the years ended December 31, 2012 and December 31, 2011, the application of the valuation technique applied to the Plan’s classes of financial assets has been consistent.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Level 1 Assets:

The Plan’s assets classified as Level 1 as of December 31, 2012 and December 31, 2011, consisted of mutual funds and money market funds that are publicly listed and/or actively traded in an established market.

Level 2 Assets:

The Plan’s asset classified as Level 2 as of December 31, 2012 and December 31, 2011 consisted of an Assurant Inc. stock fund. The fund’s fair value is dependent on the fair value of Assurant Inc.’s common stock, however, the fund is not listed on an active exchange and therefore is categorized as a Level 2 asset.

The Plan Sponsor evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include, but are not limited to:

•	There are few recent transactions,

•	Little information is released publicly,

•	The available prices vary significantly over time or among market participants,

•	The prices are stale (i.e., not current), and

•	The magnitude of the bid-ask spread.

Illiquidity did not have an impact in the fair value determination of the Plan’s financial assets.

The Plan Sponsor obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

5. Investments

The Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2012 and 2011, the Plan held the following investments whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Fair value at December 31, 2012:
American Funds EuroPacific Growth Fund	$77,625,165
American Funds Growth Fund of America	90,808,529
PIMCO Total Return Fund	125,290,341
T. Rowe Price Small-Cap Stock Fund	86,184,221
Vanguard 500 Index Fund	130,855,451
Vanguard Windsor II Fund	58,090,614
Vanguard Prime Money Market Fund	139,077,540

Fair value at December 31, 2011:
American Funds EuroPacific Growth Fund	$68,505,576
American Funds Growth Fund of America	78,334,348
PIMCO Total Return Fund	106,840,498
T. Rowe Price Small-Cap Stock Fund	76,946,328
Vanguard 500 Index Fund	115,338,637
Vanguard Windsor II Fund	50,175,392
Vanguard Prime Money Market Fund	129,278,271

The Plan’s investments (including realized gains and losses on investments sold during the year), appreciated in value by $83,350,424 in 2012, as follows:

Net (Depreciation) Appreciation in Fair Value
Assurant, Inc. Stock Fund	$(3,256,005)
Registered investment companies	86,606,429

$83,350,424

6. Plan Amendments

Plan was amended and restated as of January 1, 2012 with Plan amendments enacted in 2011. There were no significant amendments to the Plan during the year ended December 31, 2012.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2009, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. On January 31, 2013, the Plan submitted an application for a new letter for the
Assurant 401(k) Plan as amended and restated. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust is tax exempt. Since the trust is exempt from taxation, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2005.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

8. Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the trustee to pay all liabilities and expenses of the trust fund. In the event of Plan termination, all participants would become 100% vested in all of their accounts.

9. Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, the buying and selling of such shares would qualify as party-in-interest transactions.

Loan fees paid by participants of $48,175 for the year ended December 31, 2012 represent maintenance fees paid to Vanguard by Plan participants.

The Plan Sponsor pays for certain expenses related to the Plan. These expenses include asset management fees to registered investment companies other than Vanguard, audit fees and legal fees. During 2012, the Plan Sponsor paid $10,437 to Vanguard for administration fees and $39,426 for legal expenses related to the Plan. During 2012, the Plan Sponsor paid $88,000 for audit fees.

A participant may change the investment of any portion of the participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (“ESOP”) as a component of the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for participants of the Plan. This program allows participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

Each participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each participant will be 100% vested at all times in any cash dividends that he elects to have either reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a participant fails to make such an election, dividends paid on the Assurant, Inc. stock will be reinvested in the Assurant, Inc. Stock Fund.

At December 31, 2012 and 2011, the Plan held 506,365 and 493,087 shares, respectively, of common stock of Assurant, Inc., with a fair value of $17,570,866 and $20,246,152, respectively, and a cost basis of $18,254,175 and $17,520,112, respectively. For the year ended December 31, 2012, the Plan recorded dividend income of $409,702 from the investment in Assurant, Inc. common stock.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

10. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment, and liquidity risks associated with each of the mutual funds in which the Plan invests are described in the prospectus and statement of additional information for each of the mutual funds. The Plan is subject to such risks as a result of its investment in the mutual funds.

The price of securities held by the Fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the Fund may involve large price swings and potential for loss.

Investments in securities issued by entities based outside the United States may be subject to the risk described above and may also be affected by currency controls; different accounting, auditing, financial reporting, and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.

Concentration of investment risk

At December 31, 2012, Plan participants’ accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk since a significant decline in the market value of Assurant, Inc. common stock could occur.

Assurant 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

11. Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012 and 2011.

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,057,146,448	$933,926,899
Less: Deemed distributions from current year	(3,170)	(24,105)
Less: Deemed distributions from prior years	(110,449)	(94,892)

Net assets available for benefits per Form 5500	$1,057,032,829	$933,807,902

Deemed distributions are participant loans that are deemed uncollectible.

Supplemental Schedule

Assurant 401(k) Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

At December 31, 2012

Identity of issuer, borrower, lessor or similar party	Description of Investment Including Number of Shares/Units, Maturity Date and Rate of Interest	Cost	Current Value
Common stock
Assurant, Inc. Stock Fund (1)	506,365 shares	$18,254,175	$17,570,866

Registered investment companies
American Funds EuroPacific Growth Fund	1,887,313 shares	72,386,839	77,625,165
American Funds Growth Fund of America	2,660,666 shares	71,980,553	90,808,529
PIMCO Total Return Fund - Institutional Class	11,146,828 shares	121,043,954	125,290,341
T. Rowe Price Small-Cap Stock Fund	2,532,595 shares	77,495,946	86,184,221
Vanguard 500 Index Fund (1)	996,083 shares	112,123,273	130,855,451
Vanguard Extended Market Index Fund (1)	184,649 shares	7,875,601	8,469,843
Vanguard Growth and Income Fund (1)	1,412,038 shares	38,058,598	42,798,867
Vanguard Target Retirement 2010 Fund (1)	379,815 shares	8,354,192	9,164,937
Vanguard Target Retirement 2015 Fund (1)	2,136,646 shares	26,130,910	28,588,327
Vanguard Target Retirement 2020 Fund (1)	1,668,345 shares	36,187,884	39,756,670
Vanguard Target Retirement 2025 Fund (1)	3,663,356 shares	44,561,800	49,785,012
Vanguard Target Retirement 2030 Fund (1)	1,501,436 shares	31,662,100	35,103,569
Vanguard Target Retirement 2035 Fund (1)	1,948,311 shares	24,714,728	27,451,701
Vanguard Target Retirement 2040 Fund (1)	830,070 shares	17,352,090	19,241,022
Vanguard Target Retirement 2045 Fund (1)	805,624 shares	10,759,046	11,721,830
Vanguard Target Retirement 2050 Fund (1)	240,939 shares	5,183,145	5,563,273
Vanguard Target Retirement 2055 Fund (1)	37,034 shares	901,531	918,455
Vanguard Target Retirement Income Fund (1)	903,066 shares	10,329,299	11,008,376
Vanguard Windsor II Fund (1)	1,977,216 shares	53,224,372	58,090,614
Vanguard Total Bond Market Index Fund (1)	1,091,906 shares	11,981,841	12,109,241
Vanguard Total International Stock Index Fund	292,413 shares	4,358,957	4,380,343
Vanguard Prime Money Market Fund (1)	139,077,540 shares	139,077,540	139,077,540

Total registered investment companies		925,744,199	1,013,993,327

Total investments		943,998,374	1,031,564,193

Notes receivable from participants (1)	Interest rates range from 4.25% to 9.25% with maturities through 2022	$21,535,919	$21,535,919

(1)	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan

Date June 25, 2013	By:	/s/ Robyn Price Stonehill
	Name:	Robyn Price Stonehill
	Title:	SVP, Compensation, Benefits, and Shared Services, Member of the Benefit Plans Committee, (Plan Administrator)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER

23.1	Consent of Independent Registered Public Accounting Firm	18